UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Inotek Pharmaceuticals Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45780V102
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780V102	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,278,732
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,278,732
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,278,732
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.68%*
12		TYPE OF REPORTING PERSON (See Instructions) IA
* This percentage is based upon 26,930,730 shares outstanding as of November 8, 2016 as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016, and includes 399,202 shares issuable upon the exercise of convertible securities.

CUSIP No. 45780V102	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,509,379
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,509,379
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,379
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.51%*
12		TYPE OF REPORTING PERSON (See Instructions) IA
* This percentage is based upon 26,930,730 shares outstanding as of November 8, 2016 as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016, and includes 474,052 shares issuable upon the exercise of convertible securities.

CUSIP No. 45780V102	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,788,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,788,111
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,111
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%*
12		TYPE OF REPORTING PERSON (See Instructions) HC
* This percentage is based upon 26,930,730 shares outstanding as of November 8, 2016 as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016, and includes 873,254 shares issuable upon the exercise of convertible securities.

CUSIP No. 45780V102	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer:

Inotek Pharmaceuticals Corporation

(b) Address of Issuer’s Principal Executive Offices:

91 Hartwell Avenue

Lexington, MA 02421

Item 2.	(a) Name of Person Filing:

OrbiMed Advisors LLC

OrbiMed Capital LLC

Samuel D. Isaly

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Common Stock, $0.01 par value per share.

(e) CUSIP No.:

45780V102

CUSIP No. 45780V102	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

CUSIP No. 45780V102	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership:

Please see Items 5 - 9 and 11 for each cover sheet for each filing.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Reporting persons are holding 10.03% (4.68% in the case of OrbiMed Advisors LLC and 5.51% in the case of OrbiMed Capital LLC) of the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45780V102	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

OrbiMed Advisors LLC

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital LLC

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

Samuel D. Isaly
	Name:	Samuel D. Isaly

CUSIP No. 45780V102	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G dated February 13, 2017 (the "Schedule 13G"), with respect to the Common Stock, $0.01 par value per share, of Inotek Pharmaceuticals Corporation is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2017.

OrbiMed Advisors LLC

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital LLC

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

Samuel D. Isaly
	Name:	Samuel D. Isaly

The Statement on this Schedule 13G dated February 13, 2017 with respect to the Common Stock, $0.01 par value per share of Inotek Pharmaceuticals Corporation is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).